December 4, 2009

Re:	Telefónica de Argentina S.A. Schedule 13E-3 filed October 16, 2009 Filed by Telefónica de Argentina S.A. and Telefónica, S.A. File No. 005-52425

Ms. Christina Chalk
Senior Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Chalk:

Thank you for your letter dated October 27, 2009 setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the Schedule 13E-3 filed October 16, 2009 (the “Schedule 13E-3”) by Telefónica de Argentina S.A. (“TASA”) and Telefónica, S.A. (“Telefónica” and, together with TASA, the “Filing Persons”, “we” or “our”).

The Filing Persons’ responses are set forth in Annex A hereto.  To facilitate the Staff’s review, the Filing Persons have reproduced the captions and numbered comments from the Staff’s October 27, 2009 comment letter in bold italic text.

In providing these responses, and in response to the Staff’s request, each of the Filing Persons hereby acknowledges that:

■	Each of the Filing Persons is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

■	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

■	Neither of the Filing Persons may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters, and are available to discuss any of our responses with you at your convenience.  In that connection, please do not hesitate to contact Lucila Rodríquez Jorge of Telefónica in Madrid at 011-34-91-482-3734 or fax: 011-34-91-482-3768, Pablo Llauro of TASA in Buenos Aires at 011-54-11-4332-1945

2	December 4, 2009

or fax: 011-54-11-4332-1927 or Telefónica’s counsel, Diane G. Kerr of Davis Polk & Wardwell LLP, at 212-450-4529 or fax: 212-701-5529.

Yours sincerely,

/s/ Mª Luz Medrano Aranguren
Telefónica, S.A.

/s/ Pablo Luis Llauró
Telefónica de Argentina S.A.

Annex A

Summary Term Sheet, page 8
Principal Terms of the Transaction, page 8

1.           We note the disclosure at the bottom of page and carrying over onto page 10, to the effect that if the CNV refuses to approve the Transaction, Telefónica is not sure whether it will purchase the Class B Shares or whether a holder of Class B Shares will challenge the Transaction. Please provide more details about the other grounds upon which the Transaction could be challenged, the possible effect of such a challenge, including upon the timing of the Transaction, and any alternatives Telefónica may consider if this Transaction is rejected. In addition, clarify whether the CNV could fail to approve the Transaction rather than the price being paid in the Transaction.

On December 3, 2009, the CNV approved the Transaction.  The cancellation of the Class B Shares (including those represented by ADSs) held by unaffiliated minority holders, and the issuance of new TASA shares to Telefónica is expected to take place on or around December 31, 2009.  Telefónica now expects to complete the Transaction by that date without material risk of the Transaction being challenged on other grounds and believes that disclosure regarding potential alternatives would not be material or relevant to investors.  As a result, the Filing Persons have revised the Schedule 13E-3 to eliminate references to the contingency and implications of the CNV not approving the Transaction, including the possibility of the Transaction being challenged on other grounds.

Special Factors; Purposes, Alternatives, Reasons and Effects, page 16

2.           All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination in a Rule 13e-3 transaction and should be discussed. To the extent that the filing persons did not consider a particular factor in the context of this Transaction, this may be an important part of the decision-making process, of which shareholders should be informed. Please revise to discuss how Telefónica and TASA considered each factor listed in Instruction 2 to Item 1014, or to explain why any factor is not relevant here. To the extent that any of the listed valuation measures would yield a higher per share price than that offered in the Transaction, this should be disclosed.

Telefónica

The Filing Persons respectfully advise the Staff that they believe that Telefónica has considered and disclosed its analysis of each of the factors listed in Instruction 2 to Item 1014 of Regulation M-A, among several other factors, or has explained why such factors were not relevant.  The references to sections of the Schedule 13E-3 in which the relevant factors were considered are summarized below.

Item 1014, Instruction 2(i) and (ii) (Current and historical market prices)

On page 19 of the Schedule 13E-3 under “Special Factors—Determination of Fairness by Telefónica—Substantive Fairness—Management’s Fairness Presentation—Current and historical market prices”, Telefónica presents its analysis of the current and historical market

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prices of the Class B Shares and the ADSs.  None of these valuation measures yielded a higher per share price than that offered in the Transaction.

Item 1014, Instruction 2(iii) (Net book value)

On page 21 of the Schedule 13E-3 under “Special Factors—Determination of Fairness by Telefónica—Substantive Fairness—Management’s Fairness Presentation—Book value”, Telefónica presents its analysis of the book value per Class B Share.  This valuation measure did not yield a higher per share price than that offered in the Transaction.

Item 1014, Instruction 2(iv) (Going concern value)

On page 21 of the Schedule 13E-3 under “Special Factors—Determination of Fairness by Telefónica—Substantive Fairness—Management’s Fairness Presentation—Discounted cash flow analysis”, Telefónica presents its analysis of the equity value of TASA based on a discounted cash flow analysis.  With respect to such discounted cash flow analysis, Telefónica discloses on page 23 of the Schedule 13E-3 a per Share value of Ps. 0.906, calculated based on Telefónica’s management’s projections of TASA’s weighted average cost of capital and perpetual growth rate, as well as Telefónica’s management’s calculations of a valuation range of Ps.0.790 to Ps1.060 per Share, based on a range of projections for TASA’s weighted average cost of capital and perpetual growth rate.  Telefónica’s offer price of Ps. 1.00 per Share exceeds management’s calculated per Share value and is in the upper half of management’s calculated per Share value range.

Item 1014, Instruction 2(v) (Liquidation value)

On page 19 of the Schedule 13E-3 under “Special Factors—Determination of Fairness by Telefónica—Substantive Fairness—General”, Telefónica indicates that management did not analyze TASA’s liquidation value as it did not view this measure as a fair valuation of TASA because it does not intend to liquidate TASA and because, in any event, a liquidation analysis would have resulted in a substantially lower valuation than the purchase price offered.

Item 1014, Instruction 2(vi) (Purchase prices paid in previous purchases)

On page 26 of the Schedule 13E-3 under “Special Factors—Determination of Fairness by Telefónica—Management’s Fairness Presentation—Previous transactions with TASA Shares” Telefónica presents its analysis of transactions by Telefónica and its affiliates since 2007.  For transactions that took place during the two years preceding the date of filing of the Schedule 13E-3, this valuation measure did not yield a higher per share price than that offered in the Transaction.

To more clearly indicate that the factor set forth in Instruction 2(vi) to Item 1014 of Regulation M-A has been addressed, the Filing Persons will revise the second paragraph of page 19 of the Schedule 13E-3 (new text indicated by underline and removed text indicated by ~~strikethrough~~) in an amendment to the Schedule 13E-3 as follows:

The financial analyses undertaken by Telefónica’s management included, among others, (1) an analysis of the current and historical market prices of the Class B Shares and the ADSs, (2) an analysis of the book value per Class B Share, (3) an analysis of the equity

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value of TASA based on a discounted cash flow analysis, (4) an analysis of certain TASA financial ratios compared to those of selected similar companies, ~~and~~ (5) an analysis of certain precedent transactions, and (6) an analysis of the purchase price paid by Telefónica or its affiliates for Class B Shares during the past two years.

Item 1014, Instruction 2(vii) (Any reports, opinions or appraisals)

On page 19 of the Schedule 13E-3 under “Special Factors—Determination of Fairness by Telefónica—Substantive Fairness—General”, Telefónica indicates that neither its board of directors nor its management retained the services of an independent financial advisor to assist in the preparation of any of the financial analyses presented to Telefónica’s board of directors and these financial analyses were not reviewed by any independent third party outside of Telefónica and its board of directors.  In the penultimate bullet point on page 27 of the Schedule 13E-3, Telefónica discloses that in view of the extensive knowledge that Telefónica’s management has of TASA and its business due to Telefónica’s position as the beneficial owner of approximately 98% of TASA’s equity securities, Telefónica’s management decided not to retain an independent financial advisor to prepare or review the financial analysis upon which Telefónica’s conclusion as to financial fairness is based. Instead, Telefónica elected to rely on the expertise of Telefónica’s financial management, all of whom are employees of Telefónica.

To more clearly indicate that the factor set forth in Instruction 2(vii) to Item 1014 of Regulation M-A has been addressed, the Filing Persons will revise the second paragraph of page 19 of the Schedule 13E-3 (new text indicated by underline and removed text indicated by ~~strikethrough~~) in an amendment to the Schedule 13E-3 as follows:

In view of the extensive knowledge that Telefónica’s management has of TASA and its business due to Telefónica’s position as the beneficial owner of approximately 98% of TASA’s equity securities, ~~N~~neither Telefónica’s board of directors nor its management retained the services of an independent financial advisor to assist in the preparation of any of the financial analyses presented to Telefónica’s board of directors and these financial analyses were not reviewed by any independent third party outside of Telefónica and its board of directors.

Item 1014, Instruction 2(viii) (Firm offers)

On page 19 of the Schedule 13E-3 under “Special Factors—Determination of Fairness by Telefónica—Substantive Fairness—General”, Telefónica indicates that its board of directors considered if at any time during the past two years, either Telefónica or its board of directors had received any firm offers from a third party for the merger or consolidation of TASA, the sale to a third party of all or substantially all of TASA’s assets or any other business combination transaction the result of which would have been a change of control in TASA but does not disclose the results of such consideration.

To more clearly indicate that the factor set forth in Instruction 2(viii) to Item 1014 of Regulation M-A has been addressed, the Filing Persons will revise the first paragraph of page 19 of the Schedule 13E-3 (new text indicated by underline and removed text indicated by ~~strikethrough~~) in an amendment to the Schedule 13E-3 as follows:

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In addition, Telefónica’s board of directors considered current and historical market prices for the Class B Shares more generally and ~~whether~~ the fact that, at no ~~any~~ time during the past two years, ~~either~~ did Telefónica or its board of directors ~~had~~ receive~~d~~ any firm offers from a third party for the merger or consolidation of TASA, the sale to a third party of all or substantially all of TASA’s assets or any other business combination transaction the result of which would have been a change of control in TASA.”

TASA

The Filing Persons respectfully advise the Staff that they believe that TASA has considered and disclosed its analysis of factors (i), (ii), (vi), (v) and (vii) listed in Instruction 2 to Item 1014 of Regulation M-A or explained why such factors were not deemed to be relevant, as set forth below.  The Filing Persons supplementally advise the Staff that they will amend the Schedule 13E-3 to include TASA’s analysis of the factors listed in Instruction 2(iii), (vi) and (viii) to Item 1014 of Regulation M-A or its explanation of why it did not deem such factors to be relevant.  The references to sections of the Schedule 13E-3 in which the relevant factors were considered are summarized below.

Item 1014, Instruction 2(i) and (ii) (Current and historical market prices)

On page 31 of the Schedule 13E-3 under “Special Factors—TASA Fairness Determination—Rule 13e-3 Fairness Determination”, TASA presents its analysis of the current and historical market prices of the Class B Shares and the ADSs.  Neither of these valuation measures yielded a higher per share price than that offered in the Transaction.

Item 1014, Instruction 2(iii) (Net book value)

To indicate that the factor set forth in Instruction 2(iii) to Item 1014 of Regulation M-A has been addressed, the Filing Persons will include an additional bullet point under “Special Factors—TASA Fairness Determination—Rule 13e-3 Fairness Determination” in an amendment to the Schedule 13E-3 as follows:

■
the purchase price of Ps.1.00 per Class B Share exceeds the book value per Class B Share of Ps.0.37, which TASA calculated based on its unaudited financial statements as of March 31, 2009, the last date as of which financial statements were available prior to TASA making this determination;

Item 1014, Instruction 2(iv) (Going concern value)

To indicate that the factor set forth in Instruction 2(iv) to Item 1014 of Regulation M-A has been addressed, the Filing Persons will include an additional bullet point under “Special Factors—TASA Fairness Determination—Rule 13e-3 Fairness Determination” in an amendment to the Schedule 13E-3 as follows:

■
the purchase price falls within the range of fair prices determined under the discounted cash flow analysis performed by MBA Lazard (set forth under “Special Factors—Reports, Opinions, Appraisals and Negotiations—Preparer and Summary of the Report, Opinion or Appraisal—Financial Analyses—Discounted future cash flow analysis”), which was

A-5	December 4, 2009

reviewed and adopted by TASA as an appropriate measure of TASA’s going concern value;

Item 1014, Instruction 2(v) (Liquidation value)

On page 30 of the Schedule 13E-3 under “Special Factors—TASA Fairness Determination—Fairness Under the Decree—Fairness of Initial Price”, TASA discloses that the TASA Entities did not analyze liquidation value because they understood that Telefónica did not have any intention to liquidate TASA and, moreover, they did not believe that such a value would represent a fair valuation of TASA because it would value TASA at a substantially lower valuation than Telefónica’s purchase price.

To more clearly indicate that the factor set forth in Instruction 2(v) to Item 1014 of Regulation M-A has been addressed, the Filing Persons will include additional disclosure under “Special Factors—TASA Fairness Determination—Rule 13e-3 Fairness Determination” in an amendment to the Schedule 13E-3 as follows:

TASA did not analyze TASA’s liquidation value as its management understood that Telefónica did not have any intention to liquidate TASA and, moreover, it did not believe that such a value would represent a fair valuation of TASA because it would value TASA at a substantially lower valuation than Telefónica’s offered purchase price.

Item 1014, Instruction 2(vi) (Purchase prices paid in previous purchases)

On page 32 of the Schedule 13E-3 under “Special Factors—TASA Fairness Determination—Rule 13e-3 Fairness Determination”, TASA discloses that the purchase price offered by Telefónica exceeds the highest price paid by Telefónica affiliates for any Class B Shares at any time during the past two years.  For transactions that took place during the past two years, this valuation measure did not yield a higher per share price than that offered in the Transaction.  TASA considered this fact in its analysis of the fairness of the purchase price.

Item 1014, Instruction 2(vii) (Any reports, opinions or appraisals)

On page 30 of the Schedule 13E-3 under “Special Factors—TASA Fairness Determination—Fairness Under the Decree—Fairness of Initial Price”, TASA indicates that it retained the services of MBA Lazard to assist in providing the opinions required by the Decree and to assist TASA in making the fairness determination required by Rule 13e-3.  MBA Lazard’s opinion and a description of the valuation methodologies used by MBA Lazard to reach such opinion are set forth under “Special Factors—Reports, Opinions, Appraisals and Negotiations”.  In addition, an English translation of the full text of MBA Lazard’s opinion was filed as Exhibit E to the Schedule 13E-3 and an English translation of the presentation delivered by MBA Lazard to TASA’s board of directors was filed as Exhibit D to the Schedule 13E-3.

Item 1014, Instruction 2(viii) (Firm offers)

To more clearly indicate that the factor set forth in Instruction 2(viii) to Item 1014 of Regulation M-A has been addressed, the Filing Persons will include additional disclosure under “Special Factors—TASA Fairness Determination—Rule 13e-3 Fairness Determination” in an amendment to the Schedule 13E-3 as follows:

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Neither TASA nor its board of directors has at any time in the past two years received or become aware of any firm offers from a third party for the merger or consolidation of TASA, the sale to a third party of all or substantially all of TASA’s assets or any other business combination transaction the result of which would have been a change of control in TASA.

Preparer and Summary of the Report, Opinion or Appraisal, page 35

3.           Refer to the disclaimer on page 36 to the effect that the “brief summary” of MBA Lazard’s analyses provided in the disclosure document is not a “complete description”. Item 1015(b)(6) requires the summary of the report to be complete and reasonably detailed. Please revise the language here as well as summary itself to satisfy that Item requirement.

The Filing Persons respectfully advise the Staff that they believe that the summary of the report beginning on page 35 of the Schedule 13E-3 under “Special Factors—Reports, Opinions, Appraisals and Negotiations—Preparer and Summary of the Report, Opinion or Appraisal”, once revised as explained in the response to the Staff’s comment (4) below, will be complete and reasonably detailed.

To more clearly identify that the revised summary of the report is a complete and reasonably detailed description of MBA Lazard’s analyses, the Filing Persons will revise the disclaimer on page 36 of the Schedule 13E-3 under “Special Factors—Reports, Opinions, Appraisals and Negotiations—Preparer and Summary of the Report, Opinion or Appraisal” (new text indicated by underline and removed text indicated by ~~strikethrough~~) in an amendment to the Schedule 13E-3 as follows:

The following is a ~~brief~~ summary of the material financial analyses and reviews that MBA Lazard deemed appropriate in connection with rendering its opinion.  ~~The brief summary of MBA Lazard’s analyses and reviews provided below is not a complete description of the analyses and reviews underlying MBA Lazard’s opinion.~~ The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances.~~, and, therefore, is not readily susceptible to summary description.~~ Considering selected portions of the ~~analyses and reviews of the~~ summary set forth below, without considering the ~~analyses and reviews~~ summary as a whole, could create an incomplete or misleading view of the analyses and reviews underlying MBA Lazard’s opinion.  Consequently, investors are strongly urged to review the summary as a whole as well as the analyses and other information set forth in Exhibit D for a complete view of the analyses and reviews underlying MBA Lazard’s opinion.

4.           Your summary of the MBA Lazard report indicated that the fairness advisor used management projections and other forecasts in compiling it. Are these the same projections disclosed on pages 21-23 of the disclosure document? If not, please disclose the projections provided to MBA Lazard, and describe the material assumptions and limitations that underlie them.

The Filing Persons respectfully advise the Staff that the projections disclosed on pages 21-23 of the Schedule 13E-3 were prepared by Telefónica’s management based on information provided

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to Telefónica by TASA’s management for 2009, 2010 and 2011 regarding estimated revenues, EBITDA, other revenues and expenses and capital expenditures.  The information provided by TASA’s management was prepared for internal budgeting and other purposes and was given to Telefónica to assist Telefónica’s management in preparing the projected financial information disclosed on pages 21-23 of the Schedule 13E-3.  Telefonica’s management used the TASA information and then made certain adjustments to the information provided by TASA’s management based on its knowledge of, and expectations for, the TASA business.  Telefonica’s management’s material assumptions in developing this projected financial information are disclosed on page 21 of the Schedule 13E-3.  Consequently, the projected financial data disclosed on pages 21-23 of the Schedule 13E-3 are the “as adjusted” projections of Telefónica’s management.  To clarify these facts, the Filing Persons will revise the disclosure on pages 21 and 22 of the Schedule 13E-3 (new text indicated by underline and removed text indicated by ~~strikethrough~~) in an amendment to the Schedule 13E-3 as follows:

To ~~estimate free cash flows discounted in the analysis~~ permit Telefónica to develop a view of the value of TASA as a going concern, TASA’s management prepared financial projections based on ~~the~~ its three-year plan for 2009 through 2011 ~~of TASA~~ (the “Three Year Plan”)~~, which was revised and approved by~~ .  Telefónica’s management then revised the TASA information to reflect Telefónica’s management’s view of TASA’s business.  Based on that view, Telefónica’s management also prepared financial projections for 2012 and 2013 assuming sustained growth rates for TASA’s operations and based on the same strategic premises as contemplated in the Three Year Plan (these strategic premises are described under “Special Factors—Reports, Opinions, Appraisals and Negotiations—Preparer and Summary of the Report, Opinion or Appraisal—Financial Analyses—Discounted future cash flow analysis”). Other key assumptions utilized by Telefónica’s management in connection with the preparation of these projections include the following:

[…]

The table below shows the calculation ~~of~~ by Telefónica’s management of TASA’s free cash flow in U.S. dollars for 2008 and the three months ended March 31, 2009 (the latest date for which TASA financial statements were available prior to Telefónica’s board of directors’ meeting) and estimated free cash flow for the nine months ended December 31, 2009 and the years ended December 31, 2009, 2010, 2011, 2012 and 2013. This information is included solely for the purpose of providing TASA’s unaffiliated minority shareholders with access to certain information considered by Telefónica’s board of directors in its consideration and evaluation of the purchase price. The inclusion of this information should not be regarded as an indication that Telefónica’s board of directors considered or now considers it to be a reliable prediction of future results. The projected financial information was prepared by Telefónica’s management for internal budgeting and other purposes only, and was not prepared with a view toward public disclosure or towards compliance with the published guidelines of the relevant U.S. or Argentine accounting standards, rules or requirements or the guidelines established by the American Institute of Certified Public Accountants with respect to projected financial information. The projected financial information reflects Telefónica’s management’s assumptions with respect to industry performance, general business, competitive environment, economic, market and financial conditions and other matters, all of which

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are difficult to predict and are beyond Telefónica’s control. Furthermore, the internal financial forecasts upon which the projected financial information is based are subjective in many respects. The projected financial information does not constitute factual information and should not be relied upon as being necessarily indicative of future results. Moreover, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

TASA’s management gave MBA Lazard the same financial information as it provided to Telefónica to enable MBA Lazard to prepare its report.  More specifically, TASA gave MBA Lazard financial projections prepared by TASA with respect to revenue, EBITDA, other revenues and expenses and capital expenditures for the years 2009 through 2011 based on TASA’s three year plan for that period.  By definition, this information did not include Telefónica’s management’s adjustments and thus is not the same as the projected financial information disclosed on pages 21-23 of the Schedule 13E-3.  In addition, TASA’s management discussed with MBA Lazard TASA’s internal policy for managing receivables and payables.  The financial projections prepared by TASA’s management for the years 2009 through 2011 with respect to revenue, EBITDA, other revenues and expenses and capital expenditures are disclosed in MBA Lazard’s presentation to TASA’s board of directors and audit committee filed as Exhibit D to the Schedule 13E-3.  To more obviously identify the TASA management projections on which MBA Lazard’s work was based, the Filing Persons will include additional disclosure under “Special Factors—Reports, Opinions, Appraisals and Negotiations—Preparer and Summary of the Report, Opinion or Appraisal—Financial Analyses—Discounted future cash flow analysis” in an amendment to the Schedule 13E-3 as follows:

To permit MBA Lazard to provide its view as to the going concern value of TASA based on a discounted cash flow analysis, TASA gave MBA Lazard financial projections with respect to revenue, EBITDA, other revenues and expenses and capital expenditures for 2009, 2010 and 2011 based on the Three Year Plan.  The projections provided by TASA were prepared for the Three Year Plan and these projections are identified as information provided by TASA in the table below.  The key assumptions utilized by TASA’s management in connection with the preparation of the Three Year Plan include the following:

■	growth in the Argentine telecommunications market in general, continued expansion by TASA in broadband services and maintenance of TASA’s current fixed line client base;

■	increases in TASA’s revenues of 12.7% from 2009 to 2010 and 10.7% from 2010 to 2011, based on a mix of a new services and inflation;

■	maintenance of relatively stable EBITDA margins as a consequence of contained costs and expenses through the period covered by the Three Year Plan; and

■	maintenance of capital expenditures sufficient to assure quality of service and support the projected increase in the broadband business.

MBA Lazard, in consultation with TASA’s management, then prepared financial projections for 2012 and 2013 assuming sustained growth rates for TASA’s operations

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based on the same strategic premises contemplated by the Three Year Plan.  In addition, based on information provided to MBA Lazard by Estudio Ricardo H. Arriazu & Asociados, an external advisory company in macroeconomic matters that provides services to MBA Lazard, MBA Lazard used the following key assumptions to estimate the free cash flows discounted in its analysis:

■	real GDP growth in Argentina of -1.2%, 1.0%, 3.5%, 3.6% and 3.0% for 2009, 2010, 2011, 2012 and 2013, respectively;

■	Argentine retail inflation rates of 15.8%, 10.1%, 6.2%, 4.5% and 4.8% for 2009, 2010, 2011, 2012 and 2013, respectively; and

■
an estimated average exchange rate for the Argentine peso to the U.S. dollar of Ps.3.92, Ps.4.31, Ps.4.55, Ps.4.65 and Ps.4.71 for years 2009, 2010, 2011, 2012, and 2013, respectively.  (The estimated average exchange rate for the Argentine peso to the U.S. dollar for the nine-month period ended December 31, 2009 was Ps. 4.05).

The table below shows MBA Lazard’s estimates of TASA’s free cash flow for the nine-months period ending December 31, 2009 and the years ending December 31, 2009, 2010, 2011, 2012 and 2013, as calculated by MBA Lazard. The only information in the table below provided by TASA management is with respect to revenue, EBITDA, other revenues and expenses and capital expenditures for the years 2009 through 2011, and this information is highlighted by being printed in boldface type.  This information is included solely for the purpose of providing TASA’s unaffiliated minority shareholders with access to certain information considered by MBA Lazard in its consideration and evaluation of the purchase price. The inclusion of this information should not be regarded as an indication that MBA Lazard considered or now considers it to be a reliable prediction of future results. The projected financial information reflects assumptions with respect to industry performance, general business, competitive environment, economic, market and financial conditions and other matters, all of which are difficult to predict and are beyond MBA Lazard’s control. Furthermore, the internal financial forecasts upon which the projected financial information is based are subjective in many respects. The projected financial information does not constitute factual information and should not be relied upon as being necessarily indicative of future results. Moreover, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected.

Free Cash Flow
(in millions of Ps., except % and U.S. dollar amounts)	Apr-Dec 2009	2010P	2011P	2012P	2013P	TV
Revenue	4,004	6,037	6,682	7,240	7,674	7,904
Growth YoY %	…	12.7%	10.7%	8.3%	6.0%	3.0%
EBITDA(1)	1,361	2,085	2,337	2,660	2,954	3,043
Growth YoY %	…	10.6%	12.1%	13.8%	11.1%	3.0%
Margin %	34.0%	34.5%	35.0%	36.7%	38.5%	38.5%
∆ Working Capital(2)	201	178	173	(28)	(182)	26
∆ Other Assets and Liabilities	2	0	0	0	0	0
Income Taxes	(183)	(375)	(423)	(477)	(589)	(658)

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Free Cash Flow
(in millions of Ps., except % and U.S. dollar amounts)	Apr-Dec 2009	2010P	2011P	2012P	2013P	TV
Other Revenue/(Expense)	(172)	(203)	(192)	(148)	(106)	(62)
Capex (Fixed Assets & Intangibles)	(808)	(1,117)	(1,380)	(1,236)	(1,036)	(1,067)
Free Cash Flow (3)	401	568	516	770	1,042	1,282
Average Exchange Rate (Ps. per U.S.$)	4.05	4.31	4.55	4.65	4.71	4.76
Free Cash Flow (in millions of U.S. dollars)	99	132	113	165	221	269

(1) EBITDA is calculated as set forth under “Special Factors—Determination of Fairness by Telefónica—Substantive Fairness—Management’s Fairness Presentation—Discounted cash flow analysis”.

(2) Change in working capital is calculated as the net change in accounts payable to suppliers and operating taxes payable from the end of the previous period to the end of the current period minus the net change in accounts receivable from clients from the end of the previous period to the end of the current period.

(3) Free cash flow is calculated as set forth under “Special Factors—Determination of Fairness by Telefónica—Substantive Fairness—Management’s Fairness Presentation—Discounted cash flow analysis”.